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Kindred Healthcare

1
Investor Presentation
Kindred Healthcare, Inc. (NYSE: KND)
May 12, 2011
Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Filing Person: Kindred Healthcare, Inc.
Commission File No.: 001-14057
Subject Company: RehabCare Group, Inc.
Commission File No.: 001-14655

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Kindred Healthcare

Forward-Looking Statements
Additional Information About this Transaction
In connection with the pending transaction with RehabCare Group, Inc. (“RehabCare”), Kindred Healthcare, Inc. (“Kindred”) has filed with the Securities and Exchange
Commission (the “SEC”) a Registration Statement on Form S-4 (commission file number 333-173050) that includes a joint proxy statement of Kindred and RehabCare that also constitutes a prospectus of Kindred.  The registration statement was declared effective by the SEC on April 26, 2011.  Kindred and RehabCare mailed the definitive joint proxy statement/prospectus to their respective stockholders on or about April 28, 2011. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT
PROXY STATEMENT/PROSPECTUS REGARDING THE PENDING TRANSACTION BECAUSE IT CONTAINS IMPORTANT
INFORMATION.
You may obtain a free
proxy statement/prospectus and the other documents filed by Kindred and RehabCare with the SEC may also be obtained for free by accessing Kindred’s website at
www.kindredhealthcare.com and clicking on the “Investors” link and then clicking on the link for “SEC Filings” or by accessing RehabCare’s website at
www.rehabcare.com and clicking on the “Investor Information” link and then clicking on the link for “SEC Filings”.
Participants in this Transaction
Kindred, RehabCare and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the pending transaction.  You can find information about Kindred’s executive officers and directors in the joint proxy statement/prospectus.  You can find information about RehabCare’s executive officers and directors in its amended Form 10-K filed with the SEC on April 28, 2011.  You can obtain a free copy of these documents from Kindred or RehabCare, respectively, using the contact information above.
Forward-Looking Statements
Information set forth in this presentation contains forward-looking statements, which involve a number of risks and uncertainties.  Kindred and RehabCare caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.  Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Kindred and
RehabCare, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (a) the receipt of all required licensure and regulatory approvals and the satisfaction of the closing conditions to the acquisition of RehabCare by Kindred, including approval of the pending transaction by the stockholders of the respective companies, and Kindred’s ability to complete the required financing as contemplated by the financing commitment; (b) Kindred’s ability to integrate the operations of the acquired hospitals and rehabilitation services operations and realize the anticipated revenues, economies of scale, cost synergies and productivity gains in connection with the RehabCare acquisition and any other acquisitions that may be undertaken during 2011, as and when planned, including the potential for unanticipated issues, expenses and liabilities associated with those acquisitions and the risk that RehabCare fails to meet its expected financial and operating targets; (c) the potential for diversion of management time and resources in seeking to complete the RehabCare acquisition and integrate its operations; (d) the potential failure to retain key employees of RehabCare; (e) the impact of Kindred’s significantly increased levels of indebtedness as a result of the RehabCare acquisition on
Kindred’s funding costs, operating flexibility and ability to fund ongoing operations with additional borrowings, particularly in light of ongoing volatility in the credit and capital markets; (f) the potential for dilution to Kindred stockholders as a result of the RehabCare acquisition; and (g) the ability of Kindred to operate pursuant to the terms of its debt obligations, including Kindred’s obligations under financings undertaken to complete the RehabCare acquisition, and the ability of Kindred to operate pursuant to its master lease agreements with Ventas, Inc. (NYSE:VTR).  Additional factors that may affect future results are contained in Kindred’s and RehabCare’s filings with the SEC, obligation to update and revise statements contained in these materials based on new information or otherwise.
which are available at the SEC’s web site at Many of these factors are beyond the control of Kindred or RehabCare.  Kindred and RehabCare disclaim any copy of the joint proxy statement/prospectus and other related documents filed by Kindred and RehabCare with the SEC at the SEC’s website at The joint
www.sec.gov.
www.sec.gov.

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3 Kindred Overview

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Kindred Healthcare

706 (3)
sites of service,
313
facilities
in
40
states
56,700 (3)
dedicated
employees,
making Kindred
a top-200 private
employer in
the U.S.
(4)
34,400 (3)
patients and
residents
per day
$4.5 billion (2)
consolidated
revenues
Largest Diversified Post-Acute
Provider in the United States
(1)
(1) Ranking based on revenues.
(2) Revenues for the twelve months ended March 31, 2011.
(3) As of March 31, 2011.
(4) Ranking provided by TMP, Inc.

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5

$2.0 billion revenues
HOSPITAL
Long-term Acute Care Hospitals
•Largest operator in U.S.
•89 hospitals with
6,889 licensed beds
$2.2 billion revenues
•Third largest nursing
center operator in U.S.
•224 nursing centers with
27,252 licensed beds
•6 assisted living facilities with 413
licensed beds
NURSING CENTER
Nursing and Rehabilitation Centers
$530 million revenues
•Second largest contract
therapy company in U.S.
•393 external locations served
through 5,970 therapists and
10,500 total employees
REHABILITATION
Peoplefirst
Rehabilitation
Services
(1) Revenues for the twelve months ended March 31, 2011 (divisional revenues before intercompany eliminations).
(2) Ranking based on revenues.
(3) As of March 31, 2011.
Kindred’s Market Leading Businesses
(2)
(2)
(2)
(3)
(3)
(3)
(3)
(1)
(1)
(1)

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Kindred Healthcare

Provide superior clinical outcomes and quality care with an
approach which is patient-centered, disciplined and transparent
Lower cost by reducing lengths of stay in acute care hospitals and transition patients home at the highest possible level of function
Reduce rehospitalization through our integrated and
interdisciplinary care management teams and protocols
Kindred’s Value Proposition and
Our “Continue The Care” Campaign

Kindred Healthcare

One of the MOST ADMIRED

Healthcare Companies in the World,

Fortune Magazine 2009, 2010 and 2011

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Kindred Healthcare

7

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Kindred Healthcare

Investment Rationale
Each year, nearly 9 million people – 23,000 a day – are discharged from short-term acute care hospitals that require some form of post-acute care
As the largest diversified post-acute provider, Kindred is uniquely positioned to grow and succeed in what will be an increasingly integrated healthcare delivery system
Kindred has a track record of providing quality, cost-effective care, operational excellence and consistent levels of free cash flows
Our platform and infrastructure, together with our successful organic development and opportunistic M&A strategy, offer the potential for creating significant value for shareholders

9 RehabCare Transaction Overview

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RehabCare Group Acquisition
Transaction Update
Transaction has received all material Federal
government approvals
– Joint proxy statement was made effective April 26
th
Commitments have been obtained for $1.35 billion of
senior secured financing
– $550.0 million unsecured notes offering remaining
Kindred and RehabCare shareholder meetings to
approve the merger have been scheduled for late May
Integration and synergy plans progressing well - high
degree of enthusiasm at both companies for the
combination of our respective businesses
Both companies' strong performances in Q1 provides
substantial momentum as we approach the closing

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~$35 / share total ($26 / share in cash; ~$9 / share in Kindred stock)
(1)
$1.3 billion total consideration, including assumption of net debt
Transaction Overview
Consideration
Accretion
Synergies
Kindred and RehabCare have announced a transaction whereby Kindred will acquire RehabCare for ~$35/share
Transaction
Substantially accretive to Kindred’s earnings and operating cash flows
$40 million in identified annual cost and operating synergies
Full run-rate achieved within two years ($25MM achieved first year)
– Excluding one time costs
Committed financing from J.P. Morgan, Morgan Stanley and Citi
Financing
Expected Close
By June 30, 2011
1) Based on a fixed exchange ratio.

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Transaction Overview
J.P. Morgan, Morgan Stanley and Citi have committed $1.9Bn in debt financing
Key Capital Considerations
Maintain strong balance sheet, liquidity and financial flexibility (approximately $350MM undrawn revolver capacity at close)
Sources and Uses
(1)
($MM)
Sources % of Total
$600MM ABL Revolving Credit Facility $264 15%
Term Loan B 700 39%
Less original issue discount on Term Loan B (7) (1%)
Senior Unsecured Notes 550 31%
Equity Consideration (3) 288 16%
Total Sources 1,795 100%
Uses % of Total
Purchase RehabCare Equity (~$35/share) 951 53%
Retire RehabCare Debt 369 21%
Retire Kindred Debt 350 19%
Other 125 7%
Total Uses 1,795 100%
Pro-Forma Capitalization
(1)
($MM)
2011E
(2)
New Borrowings 1,600
Total Debt 1,600
Revenue
EBITDA (4)
Rent Expense
EBITDAR (4)
Total Debt / EBITDA
Adjusted Debt (5) / EBITDAR
1) Sources and Uses is as of 3/31/11. Pro-Forma Capitalization is based on borrowings expected at closing. Figures may not add due to rounding.
2) 2010PF figures reflect full year run rate of 2010 Kindred acquisitions ($157MM in revenue, $44MM in EBITDAR, $7MM in rent and $37MM of EBITDA benefit) and RehabCare. RehabCare 2010 results do not include the results of discontinued operations (inpatient rehabilitation facility in Miami).  2011 figures display low and high end of guidance which reflects the combined business as if the transaction closed on
1/1/11.
3) Based on a fixed exchange ratio.
4) 2010PF and 2011E includes $25MM of run rate synergies.
5) Calculated with 6.0x cap rate.
6,200 6,200
470 487
422 422
892 909
3.4x 3.3x
4.6x 4.5x
5,846
445
414
859
3.6x
4.8x
1,600
1,600
2010PF
(2)

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Kindred and RehabCare will be the Premier Rehabilitation and
Post-Acute Provider in the United States
(1) RehabCare states include LTAC and IRF locations. Beds include LTACs and freestanding IRFs. Kindred facilities include owned, leased or managed LTACHs, SNFs and ALFs. RehabCare facilities include owned and leased LTACHs.
(2) Includes the full year benefit of all of the acquisitions Kindred has closed in 2010 ($157MM Revenue and $37MM EBITDA benefit). RehabCare 2010 results includes the results of discontinued operations (inpatient rehabilitation facility in Miami).  Figures may not add due to rounding.
(3) Includes $25MM of run rate synergies.
(4) Revenue excludes the effect of Kindred intercompany eliminations. EBITDA includes intercompany eliminations in Kindred segment EBITDA.
Metrics Kindred Kindred + RehabCare
Focus SNF, LTAC and Contract Rehab SNF, LTAC and Contract Rehab
Scale (1)
• States
• Facilities
• Beds
• 2010 Revenue (Pro Forma)
• 2010 EBITDA (Pro Forma)
40
322
34,792
$4,517MM (2)
$254MM (2)
RehabCare
Contract Rehab and LTAC
42
34
1,788
$1,349MM
$166MM
46
356
36,580
$5,866MM (2)
$445MM (2)(3)
Payor Mix (’09)
Business Mix: EBITDA (’10) (2)
Contract Rehab
SNF
LTAC
Medicaid
Medicare
Commercial
LTAC
SRS
LTAC
SRS
HRS
Medicaid
2%
Medicare
LTAC
SNF
HRS
LTAC
SNF
HRS
Commercial
Medicaid
Medicare
Business Mix: Revenue (’10) (2)(4)
SNF
LTAC
HRS Contract Rehab
Contract Rehab
Contract Rehab
Commercial
47%
42%
11%
39%
48%
13%
45%
35%
3%
17%
29%
13%
58%
52%
27%
21%
11%
8%
62%
19%
40%
24%
36%
69%
29%
51%
20%
29%

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Kindred and RehabCare Combined Presence
Kindred Hospitals Kindred Nursing and Rehabilitation Centers RehabCare Hospitals Acute Rehabilitation Units
Existing Cluster Market
Potential New Cluster Market
Transaction enhances Kindred’s Cluster Market Strategy

Kindred
RehabCare
LIFECARE
HEALTHSOUTH

Kindred
RehabCare
HEALTHSOUTH
VIBRA

golden living
HCR ManorCare
Genesis HealthCare
Kindred
RehabCare
Life Care Centers of America

Kindred
RehabCare
golden living
Genesis HealthCare
SUNDANCE REHABILITATION

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Kindred Healthcare

Leading Position in Attractive Growing Businesses
(1) Includes 1,112 facilities from RehabCare and 696 facilities from Kindred.
Multiple earnings streams, multiple avenues for growth
PF Kindred
116
3
5
94
8
8 7
5
2
0
20
40
60
80
100
120
140
13
10
97
121
Freestanding
Hospital Based
207
324
277
227
226
223
0
50
100
150
200
250
300
350
Number of Facilities
315
300
200
108
1,808
1,000
900
471
450
342
471
700 700
1,493
0
500
1,000
1,500
2,000
Third Party Affiliated
(1)
12
6
15
18
19
111
118
0
20
40
60
80
100
120
140
Number of Facilities
#1 Operator of Hospital Based and Freestanding IRFs
#4 Operator of Skilled Nursing and Rehab Centers #1 Contract Rehab Manager
#1 Operator of Long-Term Acute Care Hospitals

16 Strategic Rationale

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17

Strategic and Financial Rationale
Unparalleled combined service offering
No. 1 IRFs, LTACs and SNF Rehab management contracts; No. 4 standalone SNFs
Expands relationships with acute care networks through RehabCare’s IRFs and JV relationships
Long-term growth prospects supported by strong demographic trends
Leading position in
attractive growing
markets
Well Diversified
Product Offering
Experienced
Management Team
Well positioned to take advantage of the changing healthcare landscape
Strong service offering in post-acute continuum strengthens cluster strategy
Increases facility diversification, potentially creating future cluster locations
Solidifies Kindred's leadership in improving patient care while decreasing healthcare spending
Average industry tenor of the management team of 16 years and 10 years at Kindred
Successfully grown revenue and EBITDA by 88% and 235% respectively since 2000
Recognized as the leading post-acute management team in the market
Pro Forma Kindred will be the post-acute leader with an enhanced financial profile
Focus on adding high quality real estate to the balance sheet
Acquisitions, development of state-of-the-art LTACHs and Transitional Care Centers (TCCs)
Book value of PP&E is approximately $1 billion
Significant cash flow generated by assets that are unencumbered by leases
Strong Asset Base
Strong FCF
Strong free cash flow and ability to delever
Proven ability to successfully operate and grow free cash flow in a highly regulated environment
Superior cash management through lean working capital

35% OF MEDICARE BENEFICIARIES ARE DISCHARGED FROM ACUTE HOSPITALS TO POST-ACUTE CARE.[1]
KINDRED IS POSITIONED TO CONTINUE THAT CARE IN A COORDINATED COST-EFFECTIVE WAY.
MEDICARE PATIENTS DISCHARGED
2% 2% LONG-TERM ACUTE CARE HOSPITALS
10% 11% INPATIENT REHABILITATION
41% 52% SKILLED NURSING AND REHABILITATION CENTERS
9% 21% OUTPATIENT REHABILITATION
37% 61% HOME HEALTH CARE
Higher Intensity of Service
Lower Intensity of Service
% Patients' first site of discharge after acute-care hospital stay
% Patients' use of site during a 90-day episode
KINDRED IS POSITIONED TO HELP DETERMINE THE MOST APPROPRIATE SETTING FOR PATIENTS AS THEY CONTINUE THEIR CARE THROUGHOUT A POST-ACUTE EPISODE.
PATIENTS DISCHARGED FROM KINDRED LTAC HOSPITALS
35% SKILLED NURSING AND REHAB CENTERS
16% HOME HEALTH
5% IRF
PATIENTS DISCHARGED FROM IRFs (Nationally)
46% HOME HEALTH
13% SKILLED NURSING AND REHAB CENTERS
PATIENTS DISCHARGED FROM KINDRED NURSING AND REHABILITATION CENTERS
31% HOME HEALTH

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18 Rapidly Changing Post-Acute Market Multiple Patient Discharge Destinations SOURCE: RTI, 2009: Examining Post-Acute Care Relationships in an Integrated Hospital System

Patient Service Intensity
RehabCare
Kindred HomeCare and Hospice
Kindred Healthcare
RehabCare
Kindred Healthcare
RehabCare
RehabCare
Kindred Healthcare
RehabCare
HOSPICE
Kindred HomeCare and Hospice

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Kindred Healthcare

Positioned to Take Advantage of
Changing Healthcare Landscape
Uniquely Positioned For Bundled Or Episodic Payment Environment
HOME
SKILLED
NURSING
FACILITIES
HOSPICE
HOME
HEALTH
CARE
OUTPATIENT
REHAB
ASSISTED
LIVING
ACUTE CARE
HOSPITALS
TRANS TRANS
CARE CARE
ICU ICU
IN-PATIENT
REHAB
LTACs
FREESTANDING/ HIH
Patient Illness Severity
SAU SAU
ADULT DAY
CARE
TCC
&
TCU
“Continue The Care”

+156bp
s

+175bps

+209bps

+42bps

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Transaction Enhances Financial Profile
(1) Standalone Kindred growth analysis compares 2011 guidance issued on 12/15/10 relative to 2010 standalone performance pro forma full year run rate for all of Kindred’s 2010 acquisitions;
Pro forma Kindred growth analysis compares pro forma 2011 guidance relative to 2010 pro forma results, in each case assuming the RehabCare acquisition occurred on the first day of each respective year and includes first year run rate synergies in both 2010 and 2011 figures. 2011 margin figures per guidance midpoint and compares standalone 2011 guidance issued on 12/15/10 relative to pro forma 2011 guidance. 2011 pro forma guidance reflects the combined business as if the transaction closed on 1/1/11 and includes first year run rate synergies.
EBITDAR Growth
(1)
2010 – 2011
3.5
5.1
2.0
4.0
6.0
Standalone Kindred Pro Forma Kindred
(%)
EBITDA Growth
(1)
2010 – 2011
6.1
7.9
3.0
5.0
7.0
9.0
Standalone Kindred Pro Forma Kindred
(%)
EBITDA Margin
(1)
2011
5.6
7.7
0.0
2.0
4.0
6.0
8.0
Standalone Kindred Pro Forma Kindred
(%)
Net Income Margin
(1)
2011
1.3
1.7
0.0
0.6
1.2
1.8
Standalone Kindred Pro Forma Kindred
(%)
Enhances Kindred’s growth and operating margin profiles

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Transaction Reduces Rent and
Fixed Charge Burden
Declining Rent Burden
Enhanced Margin Profile
RehabCare operates a less capital-intensive business model, driving higher pro forma returns on assets
(1) Midpoint of guidance issued 12/15/10.
(2) Midpoint of pro forma guidance which reflects combined business as if the transaction closed 1/1/11.
2011 Operating Leverage
($MM)
Kindred
(1)
Pro Forma
(2)
Revenue $4,800 $6,200
EBITDAR 640 899
% Margin 13.3% 14.5%
Rent 370 423
% Margin 7.7% 6.8%
EBITDA 270 476
% Margin 5.6% 7.7%
D&A 140 185
% Margin 2.9% 3.0%
EBIT 130 291
% Margin 2.7% 4.7%

Net Growth 28 Facilities

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Growing Portfolio of Owned Real Estate
16
Facilities
44
Facilities
0
10
20
30
40
50
2006 Current Kindred
Kindred has been focused on adding high
quality real estate to balance sheet
– Acquisitions
– Development of state-of-the-art LTACHs
and TCCs
– Exercise of in-the-money purchase
options
Own 17 hospitals; 25 nursing centers and 2
assisted living facilities
Combined company has total PP&E book
value of approximately $1billion
Kindred expects pro forma stabilized
EBITDA
(1)
of approximately $111 million
from owned real estate
(1)  Only includes Kindred facilities

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Transaction Provides
Significant EPS and Cash Flow Accretion
Low End of
Guidance
Pro-Forma
Impact
Mid Point
High End of
Guidance
2011 EPS Pro-Forma
Impact
$ %
$0.50
$0.52
$0.55
34%
34%
34%
2011 EPS
Prev
(1)
Pro-Forma
(2)
$1.45
$1.53
$1.60
$1.95
$2.05
$2.15
(1)
Previous guidance shown is Kindred standalone guidance issued on 12/15/10.
(2)
2011 guidance reflects the combined business as if the transaction closed on 1/1/11.

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Strong Free Cash Flows
3.5
4.3
4.2
3.9
4.4
0.0
2.0
4.0
6.0
2006 2007 2008 2009 2010
Stand Alone Kindred
(x)
Historical Adjusted Debt / EBITDAR
(1)
(1) Calculated with 6.0x cap rate.
(2) Per guidance midpoint, issued 12/15/2010.
(3) 2011 guidance reflects the combined business as if the transaction closed on 1/1/2011.
Cash Flow Profile
Kindred has operated comfortably with a levered balance sheet
Routine CapEx declines as a % of revenue, improving free cash flow profile
2011 Kindred Guidance
Stand Alone
(2)
Pro Forma
(3)
($MM)
Low High Low High
Revenue 4,800 4,800 6,200 6,200
EBITDA 265 275 470 487
(-) Interest 26 26 118 118
(-) Taxes 40 44 66 73
Cash Flow 199 205 286 296
Cash Flow Margin 4.1% 4.3% 4.6% 4.8%

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Kindred Has a History of Successfully
Integrating Acquisitions
April 2002:
Specialty Healthcare
Services (6 hospitals)
March 2005:
Pharmacy
Partners (2
pharmacies)
April 2005:
Skilled Care (2
pharmacies)
November 2005:
RXPERTS, Inc.
(1 Pharmacy)
August 2007:
The Greens Post-
Acute
Rehabilitation
Center
Fountains On the
Greens (Assisted
Living Facility)
October 2007:
Professional
Therapy Solutions
2002 2003 2005 2006 2007 2008 2009 2010
February 2006:
Commonwealth Communities
Holdings (6 Hospitals, 11 NCs
and 4 ALFs)
November 2010:
Five LTACHs
from Vista
Healthcare
April 2010:
Stratford
Commons (NC
and ALF)
September 2010:
3 Texas NCs
November 2010:
Signature Health
Services
2004
July 2007: (Spin-off)
Kindred and AmerisourceBergen
combine their institutional pharmacy
businesses to form Pharmerica Corp.
November 2004:
First Stop of Iowa
(1 pharmacy)
August 2006:
EconoMed
(1 Pharmacy)
ValueScript
(1 Pharmacy)
PharmaStat
(1 Pharmacy)
July 2009:
Acclaim
Hospice

26 Reimbursement Update

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Kindred Medicare Reimbursement Update
On April 19, CMS proposed FY 2012 LTAC PPS rates that CMS
projected would increase payment rates to LTACs by 1.9%. The increase would take effect October 1, 2011. Kindred estimates that the impact of these proposed changes would result in an approximate 0.5%
increase in payments to the Company's hospitals
CMS issued a proposed rule on April 28 regarding Medicare payments for skilled nursing centers for FY 2012. The rule proposed two options for updating payment rates:
Option one would address potential overpayments related to the transition to the new RUGs IV system by reducing payments by a projected 11.3%
Under option two, nursing centers would receive a 1.5% rate increase, effective October 1, 2011, while CMS continues to collect more data regarding the implementation of the RUGs IV system
CMS further proposed to define group therapy as therapy sessions with four patients who are performing similar therapy activities

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Kindred Medicare Reimbursement Update (cont.)
The proposed skilled nursing rule offers two alternatives for a potential parity adjustment, one of which recognizes that three months of data may be insufficient to arrive at an accurate
calculation
Kindred strongly supports an approach that ensures adequate
data before arriving at definitive conclusions on appropriate rates
Kindred has experienced a 4.2% decline in Medicare average
length of stay from 2008-2010 and a 2.4% decline in the first quarter of 2011 compared to the same period last year

% Change in Key Measures, 2008 - 2010
11%
9%
7%
-4%
-5%
0%
5%
10%
15%
2008 2010
Medicare Rate PPD
Operating Cost PPD
Medicare Case Mix Index
Medicare Length of Stay (days)
Kindred SNF cost and
case mix severity
increases have kept pace
with Medicare rate
increases. Significant
declines in Length of
Stay restrain both margin
expansion and Medicare
spending under the PPS
system.
Nursing and Rehabilitation Centers

Medicare Length of Stay (days)
7% Increase
4% Decrease
Case Mix Index

Medicare Length of Stay (days)
9% Increase
4% Decrease
Case Mix Index

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9% increase in Medicare CMI  from 2.83 to 3.09
4% Decrease in Medicare LOS from 33.9 to 32.5 days
32.0
34.0
36.0
38.0
2008 2010
2.65
2.75
2.85
2.95
Length of Stay (days) Case Mix Index
32.0
32.5
33.0
33.5
34.0
Sep-10 Dec-10
2.75
2.85
2.95
3.05
3.15
Length of Stay (days) Case Mix Index
7% increase in Medicare CMI  from 2.70 to 2.88
4% Decrease in Medicare LOS from 35.5 to 34.0 days
Kindred SNF Medicare Case Mix Severity has increased significantly and Length of
Stay has declined. (2008 – 2010 & 4th Quarter 2010)
Nursing and Rehabilitation Centers (cont.)

6%
8% 10%
11%
27%
24%
15%
1%
67%
68%
75%
88%
0%
100%
Total Group % Total Concurrent % Total Individual %
2010 Medicare Part A
Therapy Minutes / RUG Day
Q1 Q2 Q3 Q4
69
70
71
71
Kindred maintained the
same level and intensity
of Rehab Services for
patients pre and post RUG
IV, primarily through
providing more individual
therapy (at a higher cost) and
increasing therapist time
spent with patients (versus
“administrative” time).
Nursing and Rehabilitation Centers (cont.)

32 Financial Update

Dedicated to Hope, Healing and Recovery
Kindred Healthcare

Kindred Financial Update Q1 2011
Company reported strong results of $0.55 per diluted share
Reported results included charges of $0.10 per diluted share, primarily related to pending RehabCare transaction
Excluding certain charges in both periods, diluted earnings per share rose
48% from Q1 of 2010
Consolidated revenues grew 9% to $1.2 billion
Each operating division reported revenue growth as compared to
Q1 of 2010
First quarter operating income for the hospital division grew 14% to
$108 million
Strong admissions and higher Medicare and managed care volumes drove nursing center growth in operating income of 24% to $87 million

Dedicated to Hope, Healing and Recovery

Kindred Healthcare

Kindred Financial Update Q1 2011
(cont.)
Peoplefirst
Rehabilitation revenues grew by 21% to
$145 million
Division reported $15 million in operating income
Operating cash flows grew to $46 million for the quarter,
up $60 million from last year's first quarter
Accounts receivables days outstanding declined to 49.8
days at March 2011, down from 54.4 days at March 2010
Long-term debt declined by $15 million during the quarter

Dedicated to Hope, Healing and Recovery
Kindred Healthcare

RehabCare Group Financial Update Q1 2011
RehabCare net earnings per diluted share increased 20.3% year over year to $0.71
$0.12 per diluted share of transaction related expenses were included in the Q1 2011 results
Hospital division EBITDA margin improved to 17.6% from 12.9% a year ago
Skilled Nursing Rehabilitation Services division operating earnings margin in line with expectations
Hospital Rehabilitation Services division delivered operating earnings margin of 18.7%
Cash flow from operations allows RehabCare to pay down debt by
$18 million in the quarter

36 Investment Considerations

Dedicated to Hope, Healing and Recovery

Kindred Healthcare

Track record for operational success based on commitment to quality, service excellence and a disciplined approach to the business
Experienced management team, robust technology platform, processes and systems, and a demonstrated ability to adapt to change
Growing businesses through disciplined organic development and acquisition strategies
Strong cash flows with financial flexibility to finance acquisitions and development activities
Well positioned to succeed in changing post-acute landscape
Investment Considerations

Dedicated to Hope, Healing and Recovery

Kindred Healthcare

38 Investor Presentation Kindred Healthcare, Inc. (NYSE: KND) May 12, 2011

39 Appendix

Dedicated to Hope, Healing and Recovery
Kindred Healthcare

40 Agency Ratings Corporate Family Term Loan B Moody’s Investors Service (1) B1 Ba3 Standard and Poor’s (2) B+ B+ (1) Release dated March 14, 2011 (2) Release dated March 11, 2011

Dedicated to Hope, Healing and Recovery

Kindred Healthcare

41
Reconciliation of Non-GAAP Measures
Year ended December 31,
Operating income (loss):
2006 2007 2008
2009
Hospital division
Nursing center division
Rehabilitation division
Pharmacy division
Corporate:
Overhead
Insurance subsidiary
Transaction costs
Operating income
Rent
Depreciation and amortization
Interest, net
Income before income taxes
Income taxes
Income from cont. ops.
$ Millions
2010
First
Quarter
2010
First
Quarter
2011
$383
239
30
49
(157)
(7)
(164)
-
537
(289)
(115)
1
134
53
$81
$365
295
34
18
(168)
(7)
(175)
-
537
(338)
(118)
(1)
80
37
$43
$346
322
38
-
(133)
(7)
(140)
-
566
(339)
(120)
(8)
99
39
$60
$364
305
51
-
(135)
(6)
(141)
-
579
(348)
(126)
(3)
102
39
$63
$360
304
53
-
(134)
(3)
(137)
(5)
575
(357)
(122)
(6)
90
34
$56
$96
70
15
-
(34)
-
(34)
(1)
146
(89)
(31)
-
26
11
$15
$108
87
15
-
(38)
(1)
(39)
(4)
167
(91)
(33)
(5)

16
$22

42 Investor Presentation Kindred Healthcare, Inc. (NYSE: KND) May 12, 2011